

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2012

Via E-mail
Mr. C. Robert Campbell
Chief Financial Officer
MasTec, Inc.
800 S. Douglas Road, 12th floor
Coral Gables, Florida 33134

   RE: MasTec, Inc.
      Form 10-K for the Year ended December 31, 2010
      Filed February 23, 2011
      Form 10-Q for the Period ended September 30, 2011
      Filed November 3, 2011
      Response dated February 3, 2012
      File No. 1-8106

Dear Mr. Campbell:

  We have reviewed your response letter dated February 3, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 40

2. We note your response to comment one in our letter dated December 27, 2011. You indicate that your reporting units are the same as your operating segments in accordance with ASC 350-20-35. It remains unclear what your reporting units and correspondingly operating segments are pursuant to ASC 280-10-50-1 through 9. Please advise and clearly disclose in your filings.

Notes to the Financial Statements

Note 2. Earnings Per Share, page 8

3. We note your response to comment eight in our letter dated December 27, 2011. If your average stock price per share exceeds the $15.76 conversion price, the resulting amount, in shares, of the premium over the principal amount is included in diluted shares. The terms of the new notes do not require you to issue premium shares in the event that the average stock price exceeds the conversion price upon settlement. In this regard, please help us understand your basis for including the premium over the principal amount in diluted shares.

Note 10. Debt

Debt Guarantees, page 86

4. We note your response to comment five in our letter dated December 27, 2011. Please note that there could be differences between a subsidiary being 100% rather than wholly-owned. In this regard, please disclose, if true, that you own 100% of each of the subsidiary guarantors rather than stating that they are wholly-owned since the definitions are different. Refer to Rule 3-10(h)(1) of Regulation S-X.

Form 10-Q for the Period ended September 30, 2011

General

5. Please address the above comments in your interim filings as well, as applicable.

6. We note your response to comment seven in our letter dated December 27, 2011. You present and discuss gross profit, gross margin, and gross margin percentage in other parts of your Form 10-Q, such as on pages 31, 34, and 35. Please show us how you intend to revise these disclosures as well. If you continue to present these amounts outside of the financial statements, please clearly indicate that they are non-GAAP financial measures and correspondingly provide the disclosures required by Item 10(e) of Regulation S-K. In

addition, when costs of revenue is presented and discussed, please call it costs of revenue, excluding depreciation and amortization.

Note 3. Acquisitions and Other Investments

EC Source, page 10

7. We note your response to comment nine in our letter dated December 27, 2011. The amount of consideration to be allocated to net assets acquired is $167.7 million; however, the net assets acquired under your purchase price allocation are only $134.1 million. Given that your current purchase price allocation appears to include the $8.6 million of debt assumed and the earn-out liability of $25 million, it remains unclear how the remaining $33.6 million difference is reflected in your purchase price allocation as well as why the amounts of net assets acquired would not be the same. Please advise and clarify your disclosures as necessary.

Note 9. Debt

Senior Convertible Note Exchange, page 21

8. We note your response to comment 10 in our letter dated December 27, 2011. Please address the following:

- The purpose of the exchange offer based on disclosures in your S-4 was to attempt to minimize the potential dilution associated with conversions of the notes. The new notes provide you with an option to settle conversions in part, or in whole, in cash. In determining that the exchange transaction should be accounted for as a modification rather than an extinguishment of debt, please help us better understand what consideration you gave to the changes made to the conversion features. Please provide us with your analysis pursuant to ASC 470-50-40-10 which shows your consideration of each of the two circumstances under which the change in debt instruments could still be considered substantive even if the cash flow effect of the change on a present value basis is less than 10 percent. In evaluating ASC 470-50-40-10(b), please also tell us what consideration you gave to ASC 470-20-40-7 through 9; and

- It remains unclear how your allocation of amounts to the debt and equity components complies with ASC 470-20-30-27. As you note, guidance states that the equity component's carrying value is calculated as the difference between the initial proceeds (in this case the gross carrying value of the original 4.0% and 4.25% convertible notes on the date of the transaction) and the fair value of the liability component. Your response indicates that the fair value of the liability component was approximately $197 million. In this regard, it is not clear why the amount allocated to the equity component would not be the difference between the total aggregate principal of $202.3 million and the $197 million. Please advise.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief